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UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0102 Expires: . . . . . . . . . May 31, 2005 Estimated average burden hours per response . . . . . . . . 64.5
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No.              1     )

                                                         NORD PACIFIC LIMITED
(Name of Subject Company)

                                                                 MARK R. WELCH
 (Name of Persons Filing Statement)

                                                     COMMON STOCK NO PAR VALUE
 (Title of Class of Securities)

                                                                    65556D102
CUSIP Number of Class of Securities)

    Nord Pacific Limited, 2727 San Pedro, NE, Suite 116, Albuquerque, NM, 87110, (505) 872-2470
 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

[ X ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
GENERAL INSTRUCTIONS:
A.	File eight copies of the statement, including all exhibits, with the Commission if paper filing is permitted.
B.

If the filing contains only preliminary communications made before the commencement of a tender offer, no signature is required.  The filer need not respond to the items in the schedule.  Any pre-commencement communications that are filed under cover of this schedule need not be incorporated by reference into the schedule.

C.

If an item is inapplicable or the answer is in the negative, so state.  The statement published, sent or given to security holders may omit negative and not applicable responses.  If the schedule includes any information that is not published, sent or given to security holders, provide that information or specifically incorporate it by reference under the appropriate item number and heading in the schedule.  Do not recite the text of disclosure requirements in the schedule or any document published, sent or given to security holders.  Indicate clearly the coverage of the requirements without referring to the text of the items.

D.

Information contained in exhibits to the statement may be incorporated by reference in answer or partial answer to any item unless it would render the answer misleading, incomplete, unclear or confusing.  A copy of any information that is incorporated by reference or a copy of the pertinent pages of a document containing the  information must be  submitted  with this  statement as an  exhibit, unless it was  previously  filed with the Commission electronically on EDGAR.  If an exhibit contains information responding to more than one item in the schedule, all information in that exhibit may be incorporated by reference once in response to the several items in the schedule for which it provides an answer.  Information incorporated by reference is deemed filed with the Commission for all purposes of the Act.

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1917 (3-00)

E.	Amendments disclosing a material change in the information set forth in this statement may omit any information previously disclosed in this statement.
Item 1.	Subject Company Information.
Furnish the information required by Item 1002(a) and (b) of Regulation M-A (§229.1002 of this chapter).
Item 2.	Identity and Background of Filing Person.
Furnish the information required by Item 1003(a) and (d) of Regulation M-A (§229.1003 of this chapter).
Item 3.	Past Contacts, Transactions, Negotiations and Agreements.
Furnish the information required by Item 1005(d) of Regulation M-A (§229.1005 of this chapter).
Item 4.	The Solicitation or Recommendation.
Furnish the information required by Item 1012(a) through (c) of Regulation M-A (§229.1012 of this chapter).
Item 5.	Person/Assets, Retained, Employed, Compensated or Used.
Furnish the information required by Item 1009(a) 9f Regulation M-A (§229.1009 of this chapter).
Item 6.	Interest in Securities of the Subject Company.
Furnish the information required by Item 1008(b) of Regulation M-A (§229.1008 of this chapter).
Item 7.	Purposes of the Transaction and Plans or Proposals.
Furnish the information required by Item 1006(d) of Regulation M-A (§229.1006 of this chapter).
Item 8.	Additional Information.
Furnish the information required by Item 1011(b) of Regulation M-A (§229.1011 of this chapter).
Item 9.	Exhibits.
File as an exhibit to the Schedule all documents specified by Item 1016(a), (e) and (g) of Regulation M-A (§229.1016 of this chapter).

SIGNATURE

                After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     /S/ MARK R. WELCH
 (Signature)

                                        MARK R. WELCH, PRESIDENT & CEO
 (Name and title)

                                                      FEBRUARY 25, 2004
 (Date)

Instruction to Signature:    The statement must be signed by the filing person or that person's authorized representative.  If the statement is signed on behalf of a person by an authorized representative (other than an executive officer of a corporation or general partner of a partnership), evidence of the representative's authority to sign on behalf of the person must be filed with the statement.  The name and any title of each person who signs the statement must be typed or printed beneath the signature.  See §240.14d-1(f) with respect to signature requirements.

Nord Pacific Limited 2727 San Pedro, NE, Suite 116 Albuquerque, NM 87110 Tel: (505) 872-2470 Fax: (505) 830-9332 February 25, 2004

Dear Shareholder:

            This letter concerns one aspect of our February 2, 2004 letter to you.  The February 2 letter concerned a notice stated in a press release of PGM Ventures Corporation that PGM "is making" a bid for all the issued and outstanding shares of Nord Pacific.  PGM is a joint venture partner of Nord Pacific.  We stated in the February 2 letter to you that we had "doubts that PGM's press release and related activities" comply with applicable securities laws.

We want to tell you the reasons for that statement.  We believed at that time that a tender or exchange offer for shares of Nord Pacific, if made, would be subject to the application of the United States securities laws and that any such tender or exchange offer would need to comply with those laws.  Factors relevant to this conclusion were that more than 50% of the ownership in terms of Nord Pacific's outstanding common shares and more than 50% of Nord Pacific's holders of common shares were located in the United States, that Nord Pacific's sole executive officer was a United States citizen and that Nord Pacific was administered principally by our executive office in Albuquerque, New Mexico.  We also believe that PGM is aware of these facts because of prior discussions with us and because of the manner in which we have made filings with the United States Securities and Exchange Commission.  However, PGM did not file the press release with the Securities and Exchange Commission as a communication prior to commencing a tender or exchange offer, as required by rules under the United States securities laws.

We have sent a letter to PGM stating this conclusion about the applicability of the United States securities laws.

Since our February2 letter, as publicly announced, Allied Gold has converted a note of Nord Pacific into 10,552,940 shares of our common stock.  Taking into account this issuance, we continue to believe that a tender or exchange offer for shares of Nord Pacific, if made, would be subject to the United States securities laws.

If you have any questions about this matter, please contact me.

Sincerely,

/s/ Mark R. Welch
President and Chief Executive Officer

Not an Offer of Securities or Solicitation of a Proxy.

This communication is not a solicitation of a proxy from any security holder of Allied Gold or Nord Pacific, nor is this communication an offer to purchase nor a solicitation to sell securities.  Any offer or solicitation will be made only through an information circular; proxy statement or similar document.  Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information for them to consider with their vote.  Any such document would be filed by Nord Pacific with the U.S. Securities and Exchange Commission ("SEC") and would be available at the SEC's web site, www.sec.gov, and by Allied Gold with the Australian Stock Exchange.  Nord Pacific, its directors, executive officers and certain employees may be considered "participants in the solicitation" of proxies from Nord Pacific's shareholders in connection with the proposed business combination.  Information regarding such persons and descriptions of their interests in the proposed business combination and related transactions will be contained in the proxy statement of Nord Pacific when it is filed.

Solicitation/Recommendation Statement

Investors and security holders are strongly urged to read any solicitation/recommendation statement of Nord Pacific regarding any offer of PGM (if and when made) because it will contain important information.  Any such solicitation/recommendation statement and other documents filed by Nord Pacific with the U.S. Securities and Exchange Commission ("SEC") would be available for free at the SEC's web site, www.sec.gov. or from Nord Pacific.